

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 3, 2010

Mr. Philip S. Forte
Chief Financial Officer
IGI Laboratories, Inc.
105 Lincoln Avenue
Buena, New Jersey   08310

> **Re: IGI Laboratories, Inc**.
> **Form 10-K for the Year Ended December 31, 2009**
> **Filed on March 31, 2010**
> **File No. 001-08568**

Dear Mr. Forte:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Dependence on Major Customers, page 5
"We rely on a limited number of customers for a large portion of our revenues," page 6

1. We note the discussion on page 5 indicates that three customers accounted for 52% of revenues from product sales for 2009 and four customers accounted for 65% of revenues from product sales for 2008. We also note the discussion on page 6 indicates that three customers accounted for 44% of your revenue for the year ended December 31, 2009 and four customers accounted for 54% of your revenue for the year ended December 31, 2008. Please confirm that you will correct these apparent discrepancies in your future filings.

<u>"The failure to obtain, maintain or protect patents and other intellectual property could impact our ability to compete effectively," page 7</u>

2. If you have any patent or groups of related patents upon which you are substantially dependent, the patent or groups of patents should be identified. The discussion should identify the jurisdiction(s) where you have obtained patent protection; identify the product(s), product candidate(s), or technology that are dependent on the patent(s); disclose when the patent(s) expire; and disclose whether you hold or license the patent(s). Please provide proposed revised disclosure for inclusion in future filings that describes your intellectual property, as applicable, and provides the information referred to in this comment.

<u>"We rely on third parties for raw materials used in our contract manufacturing services business," page 10</u>

3. These arrangements appear to be material. Please file copies of these agreements as exhibits. In addition, please provide proposed revised disclosure for inclusion in future filings which narrative expands your discussion to describe the material terms of each of these agreements, including, but not limited to, any payment provisions, exclusivity provisions, and term and termination provisions. Alternatively, please provide us with an analysis supporting your determination that you are not substantially dependent on these agreements pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

<u>Item 9A(T). Controls and Procedures, page 20</u>

4. Your disclosure does not appear to comply with the language in Item 307 of Regulation S-K. You disclose that your certifying officers evaluated your disclosure controls and procedures, as defined in Exchange Act Rules 13a-15(e) and 15d-15(e), and concluded that your "disclosure controls and procedures were enhanced as detailed below." Please provide us revised disclosure to be included in an amendment to your filing to definitively state whether your disclosure controls and procedures were effective or ineffective at the end of the period covered by the report.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose

the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656 or Mark Brunhofer, Accounting Reviewer, at (202) 551-3638 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact John Krug, Staff Attorney, at (202) 551-3862 or Jeffrey Riedler, Assistant Director at (202) 551-3715 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant